Exhibit 21.1

SUBSIDIARIES OF COGENTIX MEDICAL, INC.
December 31, 2017

Subsidiary	State or Other Jurisdiction of Incorporation

Machida Incorporated	Delaware

Uroplasty, LLC	Delaware

Uroplasty BV	The Netherlands

Uroplasty Ltd.	United Kingdom

Genesis Medical Holdings Limited	United Kingdom
Genesis Medical Limited	United Kingdom
Genesis Medical (Sales) Limited	United Kingdom